Exhibit 21.1
Construction Partners, Inc.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation	Other Trade Names
C.W. Roberts Contracting, Incorporated	Florida	CWR Contracting
King Asphalt, Inc.	South Carolina
Ferebee Corporation	North Carolina
Ferebee Asphalt Corporation	North Carolina
FSC II, LLC	North Carolina	Fred Smith Company
The Scruggs Company	Georgia	Sunbelt Asphalt Surfaces, Inc. Robinson Paving Company
Wiregrass Construction Company, Inc.	Alabama
SJ&L General Contractor, LLC	Alabama
Asphalt Inc., LLC	Texas	Lone Star Paving
Lone Star Materials & Asphalt, LLC	Texas
Pelican Asphalt Company, LLC	Texas
ACE Aggregates, LLC	Texas
Construction Partners Risk Management, Inc.	Alabama
Construction Partners Risk Services, Inc.	Alabama